

Mail Stop 3561

March 24, 2017

Mr. Jerry P. Rebel
Chief Financial Officer
Jack in the Box, Inc.
9330 Balboa Avenue
San Diego, CA 92123

> **Re:** **Jack in the Box, Inc.**
> **Form 10-K for the Year Ended October 2, 2016**
> **Filed November 22, 2016**
> **File No. 001-09390**

Dear Mr. Rebel:

We have reviewed your response letter dated March 17, 2017, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 2, 2016

Item 7. Management Discussion and Analysis of Financial Condition and results of Operations

General, page 21

1. We note your response to previous comment one. To the extent you continue to include company restaurant margins and franchise margins, please revise your proposed presentation to begin with GAAP earnings from operations. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please provide us with your proposed reconciliation.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure